Prospectus Supplement
                              Dated January 7, 2000

     The Prospectus dated August 13, 1999 relating to the offer for resale of up to $361,000,000 aggregate principal amount of The Interpublic Group of Companies, Inc.'s 1.87% Convertible Subordinated Notes due 2006, and such shares of common stock as may be issued upon conversion of the notes, is hereby supplemented to include the following information in the "Selling
Securityholders" table in the Prospectus Supplement dated August 13, 1999:

     The "Selling Securityholders" table in the Prospectus, as supplemented, is amended so that the principal amount of registered notes held by Goldman, Sachs & Co.(1) is increased from $120,000 to $1,200,000.

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1 Goldman, Sachs & Co. was an initial purchaser of the 1.87% Convertible Subordinated Notes due 2006 when the notes were originally sold in a private placement.